Exhibit 99.1

Pyxis Tankers Announces Financial Results for the Three Months Ended June 30, 2023 and

Investment in Drybulk Joint Venture

Maroussi, Greece, July 31, 2023 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS) (the “Company” or “Pyxis Tankers”), an international product tanker company, today announced its unaudited results for the three and six month periods ended June 30, 2023.

Summary

For the three months ended June 30, 2023, our Revenues, net were $9.5 million. For the same period, our time charter equivalent (“TCE”) revenues were $8.6 million, representing a decrease of approximately $2.7 million, or 23.7%, over the comparable period in 2022 when we operated more vessels. Our net income attributable to common shareholders for the three months ended June 30, 2023 was $2.8 million, representing a decrease of $1.8 million from net income of $4.6 million in the comparable period of 2022. For the second quarter of 2023, the net income per share was $0.25 basic and $0.23 diluted compared to the net income per share of $0.43 basic and $0.38 diluted for the same period in 2022. Our Adjusted EBITDA for the three months ended June 30, 2023 was $5.2 million, which represented a decrease of $2.0 million over the comparable period in 2022. Please see “Non-GAAP Measures and Definitions” below.

Valentios Valentis, our Chairman and CEO, commented:

“We are pleased to report solid results for our second fiscal quarter 2023 with Revenues, net of $9.5 million and Net Income attributable to common shareholders of $2.8 million. Despite inflationary pressures, resilient economic activity and increasing mobility in many parts of the world have resulted in what we believe is good demand for transportation fuels. Favorable market fundamentals have been supported by continued low inventories of many refined products and more significantly, the impact of the war in the Ukraine has led to further market dislocation, including arbitrage opportunities, as well as the redirection of trade flows from shorter-haul to longer distances resulting in ton-mile expansion of seaborne cargoes, thereby reducing available capacity. Consequently, chartering activity for product tankers remains healthy and asset values high, reflecting a sustainable and constructive environment for the sector.

After completing the sale of our 14-year-old tanker in March 2023 at a relatively high historical price as compared to the sale prices of similar vessels, we now own and operate four modern Eco-efficient MR’s. For the three months ended June 30, 2023 our daily TCE rate for these vessels increased 18.6% to $24,980 compared to the same period in 2022. While we expect summer to be a seasonally softer chartering environment, our bookings remain strong. As of July 26, 2023, 55% of the available days in the third quarter of 2023 for our MR’s were booked at an estimated average TCE of $27,800 per vessel. Three of our tankers are currently under short-term time charters and one in the spot market. We expect to prudently maintain our mixed employment strategy.

For the near term, we expect volatility to continue, yet believe charter rates to stay above five-year average levels given the modest inventories of refined petroleum products in a number of locations worldwide as well as the global effects of the G-7 and European Union ban and price caps on seaborne cargoes of Russian refined products. Despite ongoing concerns about slowing economic activity globally, additional OPEC+ crude oil production cuts, tighter monetary policies, persistently high inflation and destabilizing geo-political events, supply-side fundamentals reinforce a positive outlook underpinned by steady volumes and longer sailing distances. In its July 2023 update, the International Monetary Fund revised upward its outlook for annual global GDP growth in 2023 to 3% due to resilient economic activity, primarily within the OECD, offset by the headwinds of stricter monetary policies and high, but decelerating inflation. GDP growth for advanced economies is forecasted at 1.5% this year, while emerging and developing economies are expected to achieve growth of 4%. In July 2023, the International Energy Agency revised its forecast for global oil demand to increase 2.2% or 2.2 million barrels per day (“Mb/d”) to 102.1 Mb/d in 2023. Refinery runs have been revised upwards to 82.5 Mb/d and crack spreads remain above 5 year averages. The processing of cheaper Russian Urals crude has benefitted a number of refineries in India and China, leading to significant increases in refined product exports to capture arbitrage opportunities and further expand ton-mile shipments. In mid-June, 2023, a leading research firm forecasted that global product tanker ton-miles would increase 12% this year and another 7% in 2024. Additionally, cargo volumes are expected to grow 4% annually in both years. Over the long-term, scheduled changes in the global refinery landscape, led by capacity additions outside of the OECD, should provide added longer-haul volumes. Although new build ordering has picked-up, the MR orderbook still remains relatively low by historical standards with deliveries now moving into 2026. Moreover, the large number of inefficient 20+ year old tankers exceed the orderbook and are demolition candidates during the next five years. At June 30, 2023, Drewry, an independent industry research firm, estimated the orderbook to be 6.6% or 111 MR2 in the global fleet, with 144 or 8.5% to be 20 years of age or more. Overall, we continue to expect MR tanker supply to grow annually at less than 2% net, through 2024.

The rise in secondhand values for modern eco-efficient product tankers have recently stabilized. However, asset prices are still too high for us to aggressively pursue fleet expansion of our MR’s. In order to enhance shareholder value, we have continued to improve our balance sheet, repurchased shares to a limited extent and selectively considered investments in other shipping segments. After due consideration, our Board, consisting of a majority of independent members, unanimously approved a $6.8 million equity investment in a newly formed company, which has agreed to acquire a 2016 Japanese built 63,520 metric tons deadweight Ultramax bulk carrier from an un-affiliated third party. We will own 60% of this joint venture and the remaining 40% will be owned by a company related to our Chairman and Chief Executive Officer, Mr. Valentis. This scrubber-fitted eco-vessel is geared with four cargo cranes and a ballast water treatment system which provide optimal operating flexibility, lower environmental emissions and attractive fuel economics. The purchase price of the bulk carrier will be $28.5 million, that we anticipate to be partially funded by a $19.0 million five-year secured bank loan priced at SOFR plus a margin of 2.35%. The vessel will be managed by Konkar Shipping Services, S.A., a company that is related to our Chairman and Chief Executive Officer, which is a long-time successful owner and manager of dry bulk vessels. The transaction is expected to close by late August, 2023 and is subject to the execution of definitive documentation and standard closing conditions. We believe this counter-cyclical investment opportunity should provide attractive returns to us through a well-managed structure.”

Results for the three months ended June 30, 2022 and 2023

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below.

For the three months ended June 30, 2023, we reported Revenues, net of $9.5 million, or 41% lower than $16.1 million in the comparable 2022 period. Our net income attributable to common shareholders was $2.8 million, or $0.25 basic and $0.23 diluted net income per share, compared to a net income attributable to common shareholders of $4.6 million, or $0.43 basic and $0.38 diluted net income per share, for the same period in 2022. The weighted average number of basic shares had increased by approximately 188 thousand common shares from the second quarter 2022 to approximately 10.8 million shares in the same period 2023. The weighted average number of diluted common shares in 2023 of approximately 12.6 million shares assumes the full conversion of all the outstanding Series A Convertible Preferred Stock in the most recent period. The average MR daily TCE rate during the second quarter of 2023 was $25,000 or 5% lower than the $26,270 MR daily TCE rate for the same period in 2022, due to lower spot chartering activity. The revenue mix for the second quarter of 2023 was 90% from short-term time charters and 10% from spot market employment. Adjusted EBITDA decreased by $2.0 million to $5.2 million in the second quarter, 2023 from $7.3 million for the same period in 2022.

Results for the six months ended June 30, 2022 and 2023

For the six months ended June 30, 2023, we reported Revenues, net of $21.1 million, a decrease of $1.8 million, or 8%, from $23.0 million in the comparable period of 2022. During the first half of 2023, our MR’s were contracted mainly under short-term charters resulting 620 days and for the rest of the period employed in the spot market resulting in an overall MR daily TCE rate for our fleet of $24,207.

2

Our net income attributable to common shareholders for the six months ended June 30, 2023, was $11.5 million, or income of $1.06 per share basic and $0.94 per share diluted, compared to a net income of $0.9 million, or an income of $0.09 per share (basic and diluted) for the same period in 2022. An $8.0 million gain on the sale of one MR was recognized in the 2023 period. Higher MR daily TCE rate of $24,207 and higher MR fleet utilization of 93.5% for our MR’s during the six months ended June 30, 2023, were compared to a MR daily TCE rate of $19,814 and MR fleet utilization of 84.7%, respectively, during the same period in 2022. Our Adjusted EBITDA of $9.4 million represented an increase of $2.8 million from $6.6 million for the same six month period in 2022.

	Three months ended June 30,		Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for daily TCE rates)	2022	2023	2022	2023

MR Revenues, net [1]	$16,064	$9,505	$22,373	$21,121
MR Voyage related costs and commissions [1]	(4,741)	(855)	(7,413)	(3,257)
MR Time charter equivalent revenues [1,2]	$11,323	$8,650	$14,960	$17,864

MR Total operating days [1,2]	431	346	755	738

MR Daily time charter equivalent rate [1,2]	26,270	25,000	19,814	24,207

Average number of MR vessels[3]	5.0	4.0	5.0	4.5

1 Our non-core small tankers, “Northsea Alpha” and “Northsea Beta”, which were sold on January 28, 2022 and March 1, 2022, respectively, have been excluded in the above table. Both vessels were under spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. For the six months ended June 30, 2022, “Revenues, net” attributable to these vessels was $595 thousand and “Voyage related costs and commissions” was $389 thousand. For the three and six months ended June 30, 2023, the same expenses attributable to these vessels was $12 and $10 thousand, respectively.

2 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

3 The Eco-Modified MR “Pyxis Malou” was sold to an unaffiliated buyer on March 23, 2023.

Management’s Discussion and Analysis of Financial Results for the Three Months ended June 30, 2022 and 2023

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below. (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $9.5 million for the three months ended June 30, 2023, represented a decrease of $6.6 million, or 41%, from $16.1 million in the comparable period of 2022. In the second quarter of 2023, our MR daily TCE rate for our fleet was $25,000, a $1,270 per day decrease from the same period in 2022. The aforementioned variations were the result of the lower spot chartering activity in the second quarter of 2023, which were offset by the higher utilization of 98.6% in the second quarter of 2023 in comparison to the 94.7% in the same period of 2022. Also, due to the sale of the “Pyxis Malou” in the first quarter 2023, we only operated four MRs during the most recent period, significantly reducing revenue days for our fleet.

Voyage related costs and commissions: Voyage related costs and commissions of $0.9 million in the second quarter of 2023, represented a decrease of $3.9 million, or 82%, from $4.7 million in the same period of 2022, primarily as a result of the decreased spot employment for our MR’s from 249 days in the second quarter in 2022 to 42 days in the same period in 2023. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot employment results in decreased voyage related costs and commissions.

3

Vessel operating expenses: Vessel operating expenses of $2.5 million for the three month period ended June 30, 2023, represented a decrease of $0.5 million, or 17%, from $3.0 million in the same period of 2022, as a result of lower operating expenses due to the sale of “Pyxis Malou”.

General and administrative expenses: General and administrative expenses of $0.7 million for the quarter ended June 30, 2023, remained flat compared to the same period in 2022.

Management fees: For the three months ended June 30, 2023, management fees charged by Pyxis Maritime Corp. (“Maritime”), our ship management company which is affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, and by International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, overall decreased by 19.5% from $0.4 million to $0.3 million as a result of the sale of vessel “Pyxis Malou” and the sales of “Northsea Alpha” and “Northsea Beta” during the first quarter of 2022.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended June 30, 2023, remained flat compared to the same period in 2022.

Depreciation: Depreciation of $1.2 million for the quarter ended June 30, 2023, decreased by $0.3 million or 19% compared to $1.5 million in the same period of 2022. The decrease was attributed to ceasing of depreciation due to the sale of vessel “Pyxis Malou” during the first quarter of 2023 and the sales of “Northsea Alpha” and “Northsea Beta” during the first quarter of 2022.

Interest and finance costs, net: Interest and finance costs, net, $1.0 million for the quarter ended June 30, 2023, remained flat compared to the same period in 2022. The lower average debt levels counterbalanced the higher LIBOR/SOFR indexed rates paid on all the floating rate bank debt.

Management’s Discussion and Analysis of Financial Results for the Six Months ended June 30, 2022 and 2023

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below. (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $21.1 million for the six months ended June 30, 2023, represented a decrease of $1.8 million, or 8%, from $23.0 million in the comparable period of 2022. In the first half of 2023, our MR daily TCE rate for our fleet was $24,207, a $4,393 per day increase from the same 2022 period as a result of the improvement in fleet utilization from 84.7% in the same period of 2022 to 93.5% for the six months ended June 30, 2023 and the $4.5 million decrease in the voyage related costs and commissions discussed below.

Voyage related costs and commissions: Voyage related costs and commissions of $3.3 million for the six months ended June 30, 2023, represented a decrease of $4.5 million, or 58%, from $7.8 million in the same period in 2022. For the six months ended June 30, 2023, our MRs were on spot charters for 169 days in total, compared to 462 days for the respective period in 2022. This lower spot chartering activity for our MRs contribute lower voyage costs which are typically borne by us rather than the charterer, thus an increase in spot employment results in increased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $5.8 million for the six months ended June 30, 2023, represented a $0.5 million or 8% decrease compared to $6.3 million for the same period ended June 30, 2022. This decrease was mainly attributed to the sale of the “Pyxis Malou”. Fleet ownership days for the six months ended June 30, 2023 was 806 days compared to 991 days for the same period in 2022.

General and administrative expenses: General and administrative expenses of $2.0 million for the six months ended June 30, 2023, represented an increase of $0.7 million or 53%, from $1.3 million in the comparable period in 2022, mainly due to the performance bonus of $0.6 million paid to Maritime. In addition, the administration fees were adjusted by 9.65% to reflect the 2022 inflation rate in Greece.

4

Management fees: For the six months ended June 30, 2023, management fees paid to Maritime and ITM of $0.7 million in the aggregate, represented a decrease of $0.2 million compared to the same period ended June 30, 2022. The decrease was the result of the sales of “Northsea Alpha”, “Northsea Beta” which occurred during the first quarter of 2022 and “Pyxis Malou” during the first quarter of 2023, partially offset by the fact that ship management fees to Maritime for the six months ended June 30, 2023 were adjusted upwards to reflect the 9.65% annual 2022 inflation rate in Greece.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the six months ended June 30, 2023, remained flat compared to the same period in 2022.

Depreciation: Depreciation of $2.6 million for the six months ended June 30, 2023, decreased by $0.4 million or 13% compared to $3.0 million in the comparable period of 2022. The decrease was attributed to ceasing of depreciation due to the sale of vessel “Pyxis Malou” during the first quarter of 2023 and the sales of “Northsea Alpha” and “Northsea Beta” during the first quarter of 2022.

Gain from the sale of vessels, net: During the six months ended June 30, 2023, we recorded a gain from the sale of the “Pyxis Malou” of $8.0 million, which occurred in the first quarter of 2023. In the comparable period in 2022, we recorded $0.5 million loss related to repositioning costs for the delivery of the “Northsea Alpha” and “Northsea Beta” to their buyer.

Loss from debt extinguishment: During the six months ended June 30, 2023, we recorded a loss from debt extinguishment of approximately $0.3 million reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the first quarter loan repayments from the sale of the “Pyxis Malou” and debt refinancing of the “Pyxis Karteria”. During the six months ended June 30, 2022, we recorded a loss from debt extinguishment of approximately $34 thousand reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the repayments of the “Northsea Alpha” and “Northsea Beta” loans.

Interest and finance costs, net: Interest and finance costs, net, for the six months ended June 30, 2023, were $2.4 million, compared to $1.8 million in the comparable period in 2022, an increase of $0.6 million, or 31%. Despite lower average debt levels, this increase was primarily attributable to higher LIBOR/SOFR indexed rates paid on all the floating rate bank debt. In addition to scheduled loan amortization, we prepaid the $6.0 million 7.5% Promissory Note in full during the first quarter, 2023. On March 13, 2023, we completed the debt refinancing of the “Pyxis Karteria”, our 2013 built vessel, with a $15.5 million five year secured loan from a new lender. The loan is priced at SOFR plus 2.7%.

5

Interim Consolidated Statements of Comprehensive Net Income

For the three months ended June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended June 30,
	2022	2023

Revenues, net	$16,062	$9,505

Expenses:
Voyage related costs and commissions	(4,745)	(873)
Vessel operating expenses	(2,952)	(2,453)
General and administrative expenses	(704)	(697)
Management fees, related parties	(183)	(164)
Management fees, other	(206)	(149)
Amortization of special survey costs	(90)	(91)
Depreciation	(1,521)	(1,232)
Allowance for credit gains/(losses)	(4)	75
Loss from the sale of vessels, net	—	(1)
Operating income	5,657	3,920

Other expenses:
Gain from financial derivative instruments	86	—
Interest and finance costs, net	(955)	(965)
Total other expenses, net	(869)	(965)

Net income	$4,788	$2,955

Dividend Series A Convertible Preferred Stock	(218)	(199)

Net income attributable to common shareholders	$4,570	$2,756

Income per common share, basic	$0.43	$0.25
Income per common share, diluted	$0.38	$0.23

Weighted average number of common shares, basic	10,613,424	10,801,316
Weighted average number of common shares, diluted	12,641,229	12,624,301

6

Interim Consolidated Statements of Comprehensive Net Income

For the six months ended June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Six months ended June 30,
	2022	2023

Revenues, net	$22,968	$21,121

Expenses:
Voyage related costs and commissions	(7,802)	(3,273)
Vessel operating expenses	(6,324)	(5,790)
General and administrative expenses	(1,312)	(2,002)
Management fees, related parties	(394)	(330)
Management fees, other	(516)	(397)
Amortization of special survey costs	(175)	(176)
Depreciation	(3,024)	(2,634)
Bad debt provisions	(50)	—
Allowance for credit gains/(losses)	(4)	75
Gain/(Loss) from the sale of vessels, net	(466)	8,017
Operating income	2,901	14,611

Other expenses, net:
Loss from debt extinguishment	(34)	(287)
Gain/(loss) from financial derivative instruments	320	(59)
Interest and finance costs, net	(1,829)	(2,395)
Total other expenses, net	(1,543)	(2,741)

Net income	$1,358	$11,870

Dividend Series A Convertible Preferred Stock	(449)	(418)

Net income attributable to common shareholders	$909	$11,452

Income per common share, basic	$0.09	$1.06
Income per common share, diluted	$0.09	$0.94

Weighted average number of common shares, basic	10,613,424	10,754,405
Weighted average number of common shares, diluted	10,613,424	12,577,390

7

Consolidated Balance Sheets

As of December 31, 2022 and June 30 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31,	June 30,
	2022	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,563	$32,048
Restricted cash, current portion	376	400
Inventories	1,911	858
Trade accounts receivable, net	10,469	4,146
Prepayments and other current assets	204	543
Insurance claim receivable	608	—
Total current assets	21,131	37,995

FIXED ASSETS, NET:
Vessels, net	114,185	95,467
Total fixed assets, net	114,185	95,467

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	2,250	2,000
Financial derivative instrument	619	—
Deferred dry dock and special survey costs, net	794	1,263
Total other non-current assets	3,663	3,263
Total assets	$138,979	$136,725

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$5,829	$5,559
Trade accounts payable	2,604	2,113
Due to related parties	1,028	1,078
Hire collected in advance	2,133	918
Accrued and other liabilities	967	878
Total current liabilities	12,561	10,546

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	59,047	53,386
Promissory note	6,000	—
Total non-current liabilities	65,047	53,386

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 449,473 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2022 and 403,831 at June 30, 2023)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,614,319 shares issued and outstanding as at December 31, 2022 and 10,849,812 at June 30, 2023, respectively)	11	11
Additional paid-in capital	111,869	111,826
Accumulated deficit	(50,509)	(39,044)
Total stockholders’ equity	61,371	72,793
Total liabilities and stockholders’ equity	$138,979	$136,725

8

Interim Consolidated Statements of Cash Flows

For the six months ended June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars)

	Six months ended June 30,
	2022	2023
Cash flows from operating activities:
Net income	$1,358	$11,870
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,024	2,634
Amortization and write-off of special survey costs	175	176
Allowance for credit (gains)/losses	4	(75)
Amortization and write-off of financing costs	155	126
Amortization of restricted common stock grants	—	47
Loss from debt extinguishment	34	287
Loss/(Gain) from financial derivative instrument	(320)	59
Gain on sale of vessel, net	—	(8,017)
Bad debt provisions	50	—
Changes in assets and liabilities:
Inventories	(1,899)	1,053
Due from related parties	1,691	50
Trade accounts receivable, net	(3,602)	6,398
Prepayments and other assets	(98)	(339)
Insurance claim receivable	(1,933)	608
Special survey cost	(445)	(814)
Trade accounts payable	2,759	(491)
Hire collected in advance	—	(1,215)
Accrued and other liabilities	(179)	(88)
Net cash provided by operating activities	$774	$12,269

Cash flow from investing activities:
Proceeds from the sale of vessel, net	8,509	24,291
Payments for vessel acquisition	(2,995)	—
Ballast water treatment system installation	(555)	—
Vessel additions	—	(21)
Net cash provided by investing activities	$4,959	$24,270

Cash flows from financing activities:
Proceeds from long-term debt	—	15,500
Repayment of long-term debt	(8,930)	(21,697)
Repayment of promissory note	—	(6,000)
Financial derivative instrument	—	561
Payment of financing costs	—	(148)
Preferred stock dividends paid	(436)	(405)
Common stock re-purchase program	—	(91)
Net cash used in financing activities	$(9,366)	$(12,280)

Net increase/(decrease) in cash and cash equivalents and restricted cash	(3,633)	24,259
Cash and cash equivalents and restricted cash at the beginning of the period	9,874	10,189
Cash and cash equivalents and restricted cash at the end of the period	$6,241	$34,448

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$1,722	$2,598

9

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of June 30, 2023, we were required to maintain a minimum cash balance of $2.4 million. Total cash and cash equivalents, including the minimum liquidity, aggregated $34.4 million as of June 30, 2023.

Total funded debt (in thousands of U.S. dollars), net of deferred financing costs:

	December 31,	June 30,
	2022	2023
Funded debt, net of deferred financing costs	$64,876	$58,945
Promissory Note - related party	6,000	—
Total funded debt	$70,876	$58,945

At June 30, 2023, our weighted average interest rates on our total funded debt for the six month period was 8.17% and we had short-term money market investments of $29.0 million.

During the quarter ended June 30, 2023, we repurchased 23,431 common shares at an average price of $3.87 per share, including brokerage commissions, under the authorized $2.0 million re-purchase program.

On June 30, 2023, we had a total of 10,849,812 common shares issued and outstanding of which Mr. Valentis beneficially owned 53%, 403,831 Series A Preferred Shares (NASDAQ Cap Mkts: PXSAP), which have a conversion price of $5.60, and 1,591,062 warrants (NASDAQ Cap Mkts: PXSAW), which have an exercise price of $5.60, (excluding non-tradeable underwriter’s common stock purchase warrants of which 107,143 and 3,460 have exercise prices of $8.75 and $5.60, respectively, and 2,000 and 2,683 Series A Preferred Shares purchase warrants which have an exercise price of $24.92 and $25.00 per share, respectively).

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income, interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating charges/gains, such as loss from debt extinguishment, loss or gain from financial derivative instrument and gain or loss from sale of vessel. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net income, as reflected in the Consolidated Statements of Comprehensive Net Income to EBITDA and Adjusted EBITDA:

10

(Amounts in thousands of U.S. dollars)	Three months ended June 30,		Six months ended June 30,
	2022	2023	2022	2023
Reconciliation of Net income to Adjusted EBITDA

Net income	$4,788	$2,955	$1,358	$11,870

Depreciation	1,521	1,232	3,024	2,634

Amortization of special survey costs	90	91	175	176

Interest and finance costs, net	955	965	1,829	2,395

EBITDA	$7,354	$5,243	$6,386	$17,075

Loss from debt extinguishment	—	—	34	287

Loss/(Gain) from financial derivative instrument	(86)	—	(320)	59

(Gain)/Loss from the sale of vessels, net	—	1	466	(8,017)

Adjusted EBITDA	$7,268	$5,244	$6,566	$9,404

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimize the number of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA, Opex and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA, Opex and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

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Recent Daily Fleet Data:

(Amounts in U.S. dollars per day)		Three months ended June 30,		Six months ended June 30,
		2022	2023	2022	2023
Eco-Efficient MR2: (2022: 4 vessels)
(2023: 4 vessels)	Daily TCE :	21,070	24,980	16,893	24,897
	Opex per day:	6,181	6,629	6,489	6,953
	Utilization % :	94.0%	98.6%	84.5%	95.2%
Eco-Modified MR2: (1 vessel)
	Daily TCE :	46,251	n/a	31,123	17,064
	Opex per day:	8,196	n/a	7,974	9,236
	Utilization % :	97.8%	n/a	85.6%	79.3%
MR Fleet: (2022: 5 vessels) *
(2023: 5 vessels) *	Daily TCE :	26,270	25,000	19,814	24,207
	Opex per day:	6,584	6,738	6,786	7,185
	Utilization % :	94.7%	98.6%	84.7%	93.5%

Average number of MR vessels *		5.0	4.0	5.0	4.5

As of July 26, 2023 our fleet consisted of four eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria” and “Pyxis Epsilon”. During 2022 and 2023, the vessels in our fleet were employed under time and spot charters.

*

a)	Our two small tankers “Northsea Alpha” and “Northsea Beta” were sold on January 28, and March 1, 2022, respectively. Both vessels had been under spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. The small tankers have been excluded in the table calculations for the six months ended June 30, 2022.

b)	In February 2022, the “Pyxis Epsilon” experienced a brief grounding at port which resulted in minor damages to the vessel. The vessel was off-hire for 43 days including shipyard repairs and returned to commercial employment at the end of March 2022.

c)	The Eco-Modified “Pyxis Malou” was sold to an unaffiliated buyer on March 23, 2023.

Conference Call and Webcast

Today, Monday, July 31, 2023, at 8:30 a.m. Eastern Time, the Company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Pyxis Tankers” to the operator and/or conference ID 13740102. Click here for additional International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events Presentations page. A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Monday, August 7, 2023.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://www.webcaster4.com/Webcast/Page/2976/48693

The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.’s website is not incorporated into, and does not constitute part of this report.

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About Pyxis Tankers Inc.

We own a modern fleet of four tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are primarily focused on selectively growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, solid financial condition, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed, contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of July 26, 2023)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate (per day)		Anticipated Earliest Redelivery Date

Pyxis Lamda	SPP / S. Korea	MR	50,145	2017	Spot	$	n/a	n/a
Pyxis Epsilon (2)	SPP / S. Korea	MR	50,295	2015	Time		30,000	Sep 2023
Pyxis Theta (3)	SPP / S. Korea	MR	51,795	2013	Time		26,000	Aug 2023
Pyxis Karteria (4)	Hyundai / S. Korea	MR	46,652	2013	Time		30,000	Aug 2023

			198,887

1)	Charter rates are gross in U.S.$ and do not reflect any commissions payable.

2)	“Pyxis Epsilon” is fixed on a time charter for 12 months, +/- 30 days at $30,000 per day.

3)	“Pyxis Theta” is fixed on a time charter for min 120 days and max 180 days. 0-30 days at $13,500 per day, 31-60 days at $18,500 per day, 61-120 days at $22,500 and 121-180 days at $26,000 per day.

4)	“Pyxis Karteria” was fixed on a time charter for min 40 days, +10/-5 days at $30,000 per day.

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will, “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 or any variant thereof, or the war in the Ukraine, on our financial condition and operations and the product tanker industry, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any in information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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